FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2004


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Canons Court
                                 22 Victoria Street
                                  Hamilton HM12
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F     X           Form 40-F
                                 -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                    No   X
                           -----                -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Notice of a Special General Meeting of Shareholders ("Notice") of Nordic American Tanker Shipping Limited (the "Company"), the accompanying letter to Shareholders of the Company and the Proxy Statement, each dated January 22, 2004, in connection with a Special General Meeting of Shareholders of the Company to be held March 15, 2004.

EXHIBIT 1.


                                 [LOGO OMITTED]


                                 Nordic American
                             Tanker Shipping Limited


                                                 January 22, 2004


                             TO THE SHAREHOLDERS OF
                     NORDIC AMERICAN TANKER SHIPPING LIMITED


     Enclosed is a Notice of a Special General Meeting of Shareholders ("Notice") of Nordic American Tanker Shipping Limited (the "Company") which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, 20th Floor, New York, New York on March 15, 2004, at 11:00 a.m. (New York City time) and related materials.

     At this Special General Meeting (the "Meeting"), the shareholders of the Company will consider and vote on proposals

     (i) to sell the Company's vessels and distribute the proceeds to the shareholders, or, in the alternative, to continue the Company in business, and

     (ii) if the shareholders vote to continue the Company in business, to amend the Company's bye-laws to remove the current restrictions on the Company's business activities.

     BP Shipping Limited (" BP") has not exercised its option to extend the bareboat charters of the Company's three Suezmax oil tankers, and the charters will expire on September 30, 2004 (subject to extension by BP for up to 30 days). Accordingly, as required by the Company's bye-laws, the Company's Board of Directors (the "Board") is presenting to the shareholders a proposal to sell the Company's vessels following termination of the BP charters, together with the Board's recommendation as to whether the proposal is in the best interests of the Company or whether an alternative plan might be of greater benefit to the Company.

     The affirmative vote of holders of a majority of the Company's common shares duly present and voting at the Meeting is required either to approve the sale of the vessels or to continue the Company in business.


--------------------------------------------------------------------------------
     The Board believes that the sale of the Company's vessels is NOT in the Company's best interests and, as set forth in more detail in the accompanying proxy statement, recommends that you vote FOR continuing the Company in business which shall constitute a vote AGAINST selling the Company's vessels.
--------------------------------------------------------------------------------

     If the shareholders decide to continue the Company in business, the Company's present bye-laws allow it to engage only in a limited number of activities until the BP charters expire. These do not specifically include activities that are standard practice for traditional ship owning and operating companies, for example, changing a vessel's flag or registry, or acquiring additional vessels and chartering those vessels out on time or voyage charters (under which the Company takes operating responsibility).

     While the restrictions lapse with the expiration of the BP charters, the Board believes that the restrictions could limit the Board's ability to pursue alternatives for the continued operation of the vessels or force the Company to forgo profitable opportunities that may arise prior to the expiration of the BP charters.

     In addition, an amendment of the bye-laws to remove the restrictions on the Company's business activities during the first half of 2004 prior to the expiration of the BP charters could allow the Company to make changes in its operations that would:

     o allow the Company to attempt to cease being a "passive foreign investment company" (PFIC) for the tax year 2004, and thereby

     o reduce from 35% to 15% the maximum U.S. federal income tax rate on a non-corporate U.S. shareholder's share of the Company's ordinary income (by reason of the Company's payment of "qualifying dividends" to such U.S. shareholders) effective for dividends paid during the first taxable year following the year in which the Company ceases to be a PFIC.

     Without this amendment to the bye-laws, the Company would likely not cease being a PFIC until 2005 and the tax benefit for "qualifying dividends" paid by the Company would therefore not be available until 2006.

--------------------------------------------------------------------------------
     The Board recommends that you vote FOR the amendment of the Company's bye-laws to remove the current restrictions on the Company's business activities.
--------------------------------------------------------------------------------

     A vote to amend the bye-laws will require the affirmative vote of holders of not less than 66-2/3% of the Company's outstanding common shares. Not voting is equivalent to voting NO to amending the bye-laws. We therefore urge all shareholders to vote.

     If the shareholders vote both to continue the Company in business and to amend the bye-laws, Management intends to pursue discussions with BP about converting the BP charters from bareboat charters to a time charter basis in order to allow the Company to cease being a PFIC during 2004 and make the tax benefit on "qualifying dividends" available to our non-corporate U.S. shareholders effective in 2005. If we are successful in those discussions, the conversion would take place as from the second quarter of 2004 and up to the end of September, 2004 when the BP charters will expire. In exchange for this suggested conversion, BP is expected to require a part of the Company's upside on the charters above $22,000 starting April 1, 2004 through the end of September, 2004 for this limited period. A solution of this nature would be expected to benefit both parties.

     You are cordially invited to attend the Meeting in person. Whether you plan to attend the Meeting or not, please sign, date and return as soon as possible the enclosed proxy in the enclosed stamped, self-addressed envelope. If you attend the Meeting, you may revoke your proxy and vote your shares in person. Please be sure to read the enclosed proxy statement for a description of the proposals and related considerations that you should take into account.

     IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.

     THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF CONTINUING THE COMPANY IN BUSINESS AND AMENDING THE BYE-LAWS.

                                    Very truly yours,

                                    Herbjorn Hansson
                                    Chairman


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                                 [LOGO OMITTED]

                                 Nordic American
                             Tanker Shipping Limited


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
                                 March 15, 2004

     NOTICE IS HEREBY given that a Special General Meeting (the "Meeting") of Shareholders of Nordic American Tanker Shipping Limited (the "Company") will be held on March 15, 2004, at 11:00 a.m., New York City time, at the offices of Seward & Kissel LLP, One Battery Park Plaza, 20th Floor, New York, New York 10004 for the following purposes:

1. To vote on a proposal to sell the Company's vessels and distribute the net proceeds to the shareholders, or, in the alternative, to continue the Company in business.

2. If the shareholders vote to continue the Company in business, to amend the Company's bye-laws to remove the current restrictions on the Company's business activities.

3. To transact such other business as may properly come before the Meeting or any adjournment thereof.

     Proposals 1 and 2 are more completely set forth in the accompanying proxy statement. The Board of Directors has fixed the close of business on January 8, 2004, as the record date for the determination of the shareholders entitled to receive notice of the Meeting or any adjournment thereof.

     For the reasons set forth in the enclosed proxy statement, the Board of Directors recommends that shareholders vote FOR continuing the Company in business, which shall constitute a vote AGAINST selling the Company's vessels, and FOR amending the bye-laws to remove the current restriction on the Company's business activities. In addition, the Board of Directors recommends that shareholders vote FOR amending the Company's bye-laws to remove the current restrictions on the Company's business activities.

     The Board of Directors believes that the sale of the Company's vessels at the present time is not in the best interests of the Shareholders, and that the continuation of the Company in business and expansion of its permitted activities are of greater benefit to the Shareholders than selling the vessels. In addition, the Board believes that removing the restrictions on the Company's business will enable the Board to take steps to reduce from 35% to 15% the maximum U.S. federal income tax rate imposed on a non-corporate U.S. Shareholder's share of the Company's ordinary income during 2005 and subsequent years (by reason of the Company's payment of "qualifying dividends" to such shareholders).

     IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF CONTINUING THE COMPANY IN BUSINESS AND AMENDING THE BYE-LAWS.

     In order to attend the meeting in person or as the holder of a proxy, you must present, if requested, satisfactory proof that you were, or act as proxy for, a record or beneficial shareholder as of the record date. In the event you decide to attend the meeting, you may revoke your proxy and vote in person.

                                    BY ORDER OF THE BOARD OF DIRECTORS


                                    Peter Bubenzer
                                    Secretary

Dated:   January 22, 2004



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                                 [LOGO OMITTED]

                                 Nordic American
                             Tanker Shipping Limited

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  CANONS COURT
                               22 VICTORIA STREET
                                 HAMILTON HM 12
                                     BERMUDA
                             ----------------------

                                 PROXY STATEMENT
                                       FOR
                    A SPECIAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON MARCH 15, 2004
                              ---------------------

                 INFORMATION CONCERNING SOLICITATION AND VOTING


     The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or "Directors") of Nordic American Tanker Shipping Limited, a Bermuda company (the "Company"), for use at the Special General Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, 20th Floor, New York, New York 10004 on Monday, March 15, 2004, at 11:00 a.m. New York City time (the "Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Special General Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to receive notice of the Meeting, on or about January 22, 2004.

     The outstanding shares of the Company at January 8, 2004 (the "Record Date"), consisted of 9,706,606 common shares, par value $0.01 (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to receive notice of the Meeting and to one (1) vote for each Common Share then held. One-third of the outstanding Common Shares shall constitute a quorum at the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.

     A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal office, Canons Court, 22 Victoria Street, Hamilton HM 12, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. All Common Shares of the Company represented by valid proxies received pursuant to this solicitation, and not revoked, will be voted at the Meeting.

     The form of proxy provides a space for you to vote on the proposals. You are urged to indicate the way you wish to vote on each matter in the space provided. If no space is marked, it will be voted by the proxies named therein
(1) FOR continuing the Company in business which shall constitute a vote AGAINST selling the Company's vessels and distributing the net proceeds, (2) FOR the amendment to the Company's bye-laws to remove the current restrictions on the Company's business activities, and (3) in such persons' discretion upon such other business as may properly come before the meeting.

     In the event there are not sufficient votes for approval of any of the matters to be voted upon at the Meeting, the Meeting may be adjourned in order to permit further solicitation of proxies.

     The Company will bear the cost of the solicitation of proxies and will reimburse brokerage houses and other custodians, fiduciaries and nominees for their expenses in sending solicitation material to their principals allocable to the proposal to amend the bye-laws. Scandic American Shipping Ltd., the Manager of the Company, will bear such costs allocable to the proposal to sell the vessels or continue the Company in business. In addition to the solicitation of proxies by the use of the mails, proxies may also be solicited by Directors, officers and employees of the Company by telephone and personal interviews. The Company has engaged Mellon Investor Services, LLC ("Mellon") to solicit proxies. Under the Company's bye-laws, the Company will bear Mellon's fees for soliciting proxies to amend the bye-laws. Directors, officers and employees of the Company who solicit proxies will not receive additional compensation therefor. In addition, the Company has engaged Den norske Bank ASA, DnB Markets ("DnB Markets") and Bear, Stearns & Co. Inc. ("Bear Stearns") to advise the Board of Directors in pursuing steps to maximize shareholders' value and in this regard, a vote for continuing the Company in business shall constitute a ratification of the engagement by the Company of each of Bear Stearns and DnB Markets as advisors, and shall constitute an authorization for the Company to pay fees to such advisors for their services.

     The Common Shares are listed on the American Stock Exchange and on the Oslo Stock Exchange under the symbol "NAT."

     ----------------------------------------------------------------------


QUESTIONS AND ANSWERS ABOUT THE VOTE

What is Proposal 1?

Proposal 1 is to sell all of the Company's vessels and distribute the net proceeds to the shareholders after settling the Company's debts, or, in the alternative, to continue the Company in business.

What happens if the shareholders vote to sell the Company's vessels?

If the proposal to sell the Company's vessels is approved, the Board will proceed to offer the Company's vessels for sale and distribute the net proceeds to the shareholders. The Board expects that the sale would take place following the expiration of the BP charters on or about September 30, 2004.

What happens if the shareholders vote to continue the Company in business?

By voting to continue the Company in business, a shareholder will be voting against selling the vessels on the expiration of the BP charters. If the shareholders vote to continue the Company in business, they will effectively be giving the Board their approval to manage the Company as a traditional vessel owning and operating company. As such, the Board may consider a number of options, including:

     o    The renegotiation by the Company and BP of the charters.

     o The employment by the Company of the vessels in the spot market as from October 1, 2004.

     o    The long-term charter of the vessels to end-users other than BP.

     o The sale of the vessels and the distribution of the proceeds to the Company's shareholders.

     o    Any combination of these alternatives.

The decision on how to proceed will, in any case, be that of the Board.

What are the Board's intentions?

If the shareholders vote to continue the Company in business, the Board intends to take steps to change the Company's status from a "passive foreign investment company" ("PFIC") to an operating company as soon as possible. In addition, the Board intends to continue its policy of paying out all available cash.

What must the Company do to no longer be a PFIC in 2004?

In order to no longer be a PFIC in 2004, no more than 74.9% of the Company's income during 2004 may be from "passive" activities and no more than 49.9% of the Company's assets may be used to generate passive income during 2004. Since the charter hire paid by BP under its bareboat charters with the Company is passive income, that means that the Company must undertake substantial non-passive activities prior to June 30, 2004, so as not to be a PFIC during 2004. Otherwise, the Company expects that it would remain a PFIC during 2004, but cease to be a PFIC for 2005.

What is the consequence of the Company's no longer being a PFIC?

As described more fully under "United States Taxation of U.S. Shareholders" starting on page C-3 of this proxy statement, if the Company is no longer a PFIC during 2004, (1) U.S. shareholders generally will be taxed only on dividend distributions actually paid to them by the Company, and (2) the maximum U.S. federal income tax rate paid by those shareholders' on their share of the Company's ordinary income during 2005 and subsequent years (by reason of the Company's payment of "qualifying dividends" to such shareholders) will be reduced from 35% to 15%.

How many votes are needed to approve the proposal to sell the Company's vessels?

A majority of the Common Shares voting at the meeting is required to approve the proposal to sell the Company's vessels.

How many votes are needed to approve the alternative of continuing the Company in business?

A majority of the Common Shares voting at the meeting is required to approve continuing the Company in business.

May I vote for both proposals?

No. You may vote either to sell the Company's vessels or to continue the Company in business. You may not do both.

What happens if I abstain on the proposal to sell the vessels or, in the alternative, to continue the Company in business?

If you abstain, your vote will not count.

What is Proposal 2?

Proposal 2 is to change the Company's bye-laws to remove the current restrictions on the Company's business activities.

What happens if the proposal to change the Company's bye-laws is approved?

If the proposal to change the Company's bye-laws is approved, the Company's bye-laws will be changed to eliminate the present limitation on the Company's activities contained in Bye-Law 84 and to make a technical amendment to Bye-Law 85, which currently provides that such restrictions will no longer be in force after the expiration of the BP charters (scheduled for September 30, 2004). Amending the bye-laws will remove the restrictions effective as of the close of the shareholders' meeting, subject to any consents required of third parties such as the Company's lenders. This proposal will not be considered unless the shareholders vote to continue the Company in business.

How will amending the bye-laws affect the United States tax consequences of owning common shares in the Company?

If the bye-laws are amended now to remove the current limitations on the Company's activities, the Board will be empowered to undertake steps so that the Company will be able to become an operating company, rather than remaining a PFIC for United States tax purposes for the 2004 taxable year. Therefore, non-corporate U.S. shareholders may receive more favorable U.S. tax treatment in 2005 and subsequent years with respect to their share of the Company's ordinary income (by reducing the maximum tax rate on such income from 35% to 15% as a result of the Company's payment of "qualifying dividends" to such shareholders) than if the bye-laws do not change until the expiration of the BP charters. In addition, U.S. shareholders who have not made a timely "Qualified Electing Fund" or mark-to-market election may be subject to a lower interest charge on the ultimate disposition of their Common Shares or an "excess distribution" by the Company in future years. If the proposal to amend the bye-laws is approved, Management intends to pursue discussions with BP to convert the BP charters to a time charter basis during the second quarter of 2004, in order to allow the Company to cease being a PFIC during 2004.

How many votes are needed to approve the proposal to change the Company's bye-laws to remove the current restrictions on the Company's business activities?

The approval of shareholders representing at least 66-2/3% of the Company's outstanding Common Shares is required to remove the current restrictions on the Company's business activities.

What happens if the shareholders vote to continue the Company in business, but do not approve the proposal to amend the bye-laws?

If the shareholders vote to continue the Company in business but do not approve the change to the Company's bye-laws, then the Company is likely to remain a PFIC during 2004, and the non-corporate U.S. shareholders will not be eligible to reduce from 35% to 15% (by reason of the Company's payment of "qualifying dividends" to such shareholders) the maximum U.S. federal income tax rate imposed on their share of the Company's ordinary income for 2005. However, the Board will still proceed to develop alternative plans for the Company's fleet, but may be limited to the specific activities listed in the present bye-laws until after the expiration of the BP charters. For instance, the Company may not be able to make arrangements to acquire more vessels until after the expiration of the BP charters and its flexibility to make arrangements for continued business operations that are not specifically enumerated in the bye-laws may otherwise be limited. In such case, the Company will likely cease to be a PFIC during 2005 and the lower income tax rate discussed above would not apply until 2006.

What happens if I abstain on the proposal to amend the bye-laws?

Since approval of this proposal requires the affirmative vote of not less than 66-2/3% of the outstanding Common Shares, an abstention will be the same as a "No" vote on this proposal.

What is the Board's recommendation?

The Board recommends that you vote both to continue the Company in business and to amend its bye-laws, so that the Company will have maximum time and flexibility in deciding how to deal with the Company's fleet and how to operate the Company in business following the expiration of the BP charters, and be able to take steps so as not to be a PFIC in 2004 and afford non-corporate U.S. shareholders the opportunity to have the benefit of subjecting their share of the Company's ordinary income for 2005 and subsequent years to the 15% maximum U.S. federal income tax rate imposed on "qualifying dividends" beginning in 2005.

                                    PROPOSALS

                PROPOSAL 1 - SALE OF COMPANY'S VESSELS OR, IN THE
                 ALTERNATIVE, CONTINUING THE COMPANY IN BUSINESS


Introduction
------------

     The first proposal is to sell the Company's vessels following the expiration of the BP charters, or, in the alternative, to continue the Company in business.

Background
----------

     The Company was organized in June, 1995, for the purpose of having constructed, owning, chartering and disposing of three Suezmax oil tankers (the "Vessels") chartered to BP Shipping Limited (the "Charterer"), a wholly-owned subsidiary of BP PLC, on separate "hell and high water" bareboat charters (the "Charters") with original seven-year terms (the "Original Terms"), plus seven one-year extension options on the part of the Charterer. During the terms of the Charters, the Company's only source of operating revenue has been charterhire paid by the Charterer. The Charterer has paid the greater of a base rate of hire (the "Base Rate") or a spot market related rate. Under the Charters, the Charterer has been responsible for the maintenance and operation of the Vessels.

     Since its inception, the business of the Company has been limited by its bye-laws to the acquisition, disposition, ownership, leasing and chartering of the Vessels, and engaging in activities necessary, suitable or convenient to accomplish, or in connection with or incidental to, the foregoing. In 1998, the Company's bye-laws were amended to allow the Company to amend the Management Agreement (as defined below) and any other agreements to which the Company is a party and to enter into and refinance the Loan Agreement (as defined below). In 2003, the Company's bye-laws were amended to allow the Board to approve a novation or assignment of the Management Agreement to Scandic American Shipping Ltd.

     Since May 30, 2003, the Company has been managed by Scandic American Shipping Ltd. (the "Manager"), a Bermuda company, the shareholders of which are Andreas Ove Ugland, a director of the Company, and Herbjorn Hansson, the Company's Chairman, President and Chief Executive Officer. In exchange for a management fee of $250,000 per year (the "Management Fee"), the Manager bears many of the Company's expenses.

     On October 1, 2004 the bareboat charters of the Company's three Suezmax oil tankers to BP Shipping Limited ("BP") will expire, subject to an option on the part of the Charterer to extend one or more of the Charters by 30 days.

     The Company is obligated, pursuant to its bye-laws, to call a special meeting of its shareholders no later than six months prior to the expiration of the Charters for the purpose of presenting the shareholders with a proposal to sell the Vessels and distribute the net proceeds of the sale to the shareholders. The bye-laws also provide that the material distributed to shareholders in connection with the special meeting shall include a recommendation by the Board as to whether the Board believes the sale of the Vessels is in the best interests of the Company or whether an alternative plan, such as arranging replacement charters, might be of greater benefit to the Company.

For the reasons stated below, the Board recommends that the shareholders vote not to sell the Vessels but rather to continue the Company in business.

     The Board believes that keeping the Vessels and continuing the Company in business will have greater value to shareholders than selling them and liquidating the Company. As set forth below, based on assumptions that it considers reasonable, the Board estimates the net proceeds to the shareholders from selling the Vessels on expiration of the Charters at approximately $13.23 per Common Share, depending on the values of the Vessels. This compares to the estimated net present value of future distributions from continued operations followed by the sale of the Vessels in seven years, again based on assumptions that the Board considers reasonable in the context of attempting to judge a volatile and unpredictable market, of approximately $17.38 per Common Share. These numbers do not reflect the impact of tax rates on non-corporate U.S. taxpayers. If the bye-laws are amended (see Proposal 2) to remove the restrictions on the Company's business, the Board will be enabled to take steps that can cause the Company to cease being a PFIC for 2004 and thereby reduce from 35% to 15% the maximum federal income tax rate paid by non-corporate U.S. shareholders on the Company's ordinary income during 2005 and subsequent years (by reason of the Company's payment of "qualifying dividends" to such shareholders).

     Accordingly, based on the assumptions used by the Board, the Company believes that the shareholders should have a greater return if the Company keeps the Vessels and operates them in the charter market for the foreseeable future than if it sells them on the expiration of the Charters in 2004. In addition, the Board believes that keeping the Vessels will allow it to consider other proposals, including business concepts, which may result in a greater return to the shareholders.

                    * * * * * * * * * * * * * * * * * * * * *

Summary of Agreements
---------------------

     The following section summarizes the more important agreements to which the Company and its Vessel-owning subsidiaries are a party. For a fuller description, please see Appendix A, "Description of Agreements."

The Charters

     The Charters are "hell and high water" bareboat charters. Under the Charters, the Charterer must continue to pay charterhire even if the Vessels are lost or otherwise rendered unfit for use. The Charterer bears full responsibility for operating the Vessel, and indemnifies the Company for Vessel-related liabilities. The Charterer pays charterhire consisting of the greater of the Base Rate of $13,500 per Vessel per day, and the prevailing spot charter rates for Suezmax tankers trading on two round-trip trade routes traditionally served by Suezmax tankers, after deducting daily operating costs of $8,500 (for an effective base of $22,000 per day).

The Management Agreement

     Under the Management Agreement, the Manager is required to manage the day-to-day business of the Company subject, always, to the objectives and policies of the Company as established from time to time by its Board of Directors. All decisions of a material nature concerning the business of the Company are reserved to the Company's Board of Directors.

     The Manager is obligated to analyze the alternatives available to the Company for the use or disposition of the Vessels, including the sale of the Vessels and the distribution of the proceeds to the Company's shareholders, and to report to the Board with its recommendations and the reasons for those recommendations at least six months before the expiration of the Charters. If the shareholders vote to sell the Vessels, the Manager is obligated at the Board's request to solicit bids for the sale of the Vessels for presentation to the Board, and to recommend the sale of the Vessels to the highest bidder(s). The Management Agreement provides that the Manager shall receive a 1% sales commission on the net proceeds of such sale. If the shareholders vote against selling the Vessels, the Manager is obligated to attempt to recharter each Vessel on an arms-length basis upon such terms as the Manager in its discretion, deems appropriate, subject to the Board's approval. In that case, the Manager will receive a commission equal to 1.25% of the gross freight earned on the rechartering of each Vessel in the spot market or from any time or other period charter employment for a Vessel. In either case, the Manager may utilize the services of brokers and lawyers, and enter into such compensation arrangements with them as the Manager shall deem appropriate, subject to the Board's approval.

     If, upon the expiration of the Charters, the Company undertakes any operational responsibilities with respect to the related vessel and requests the Manager to perform any such responsibilities, then the Manager and the Company are obligated to attempt to renegotiate the fee and expenses provisions of the Management Agreement. If the parties are unable to reach agreement on such points, either party may terminate the Management Agreement on 30 days' notice to the other party.

     The Manager pays all of the Company's expenses other than litigation expenses, insurance premiums, brokerage commissions, expenses related to redelivery of the Vessels, expenses incurred in soliciting proxies to amend the Company's bye-laws and other expenses detailed in Appendix A. In addition, the Company has engaged DnB Markets and Bear Stearns to advise the Board of Directors in pursuing steps to maximize shareholders' value and in this regard, a vote for continuing the Company in business shall constitute a ratification of the engagement by the Company of each of Bear Stearns and DnB Markets as advisors, and shall constitute an authorization for the Company to pay fees to such advisors for their services.

The Loan Agreement

     Under the Company's loan agreement (the "Loan Agreement") the lender has made a loan facility in the principal amount of $30 million available to the Company, conditioned, among other things, on the provision of the Company of binding and valid first priority mortgages over the Vessels and assignments of hire in favor of the Lender. Principal on the loan will be repaid in full in September, 2004, unless the Loan Agreement is refinanced or extended on terms deemed reasonable to the Company. The current principal amount of the loan is $30 million.

                    * * * * * * * * * * * * * * * * * * * * *

Dividend Policy
---------------

     The Company's policy has been to pay quarterly distributions to shareholders each January, April, July and October in amounts substantially equal to the amounts received by the Company under the Charters, less expenses and less any reserves required in respect of any contingent liabilities. The Company has not had any material cash expenses other than:

     o    a management fee of $250,000 per annum, payable to the Manager,

     o directors' and officers' liability insurance premiums in the current amount of approximately $180,000 per annum,

     o    ship brokers commissions of approximately $185,000 per annum and

     o    payments of interest on the Loan Agreement.

     Declaration and payment of any dividend is subject to the discretion of the Company's Board of Directors; however, under the terms of the Loan Agreement, the Company may not make any payment of dividend or any other form of financial distribution to the shareholders during the last two quarters of the term of the Loan (i.e., during the period from April 1 through September 30, 2004), without the prior written consent of lender. The timing and amount of dividend payments will depend upon the Company's earnings, financial condition, cash requirements and availability, the provisions of Bermuda law affecting the payment of distributions to shareholders and other factors.

     Since its inception in 1995 through December 31, 2003, the Company has distributed a total of $13.91 per Common Share. In addition, the Company has announced on January 14, 2004, that it will pay $1.15 per share on February 16, 2004 to shareholders of record as of January 28, 2004. In 2003, 2002 and 2001, the Company has paid the following distributions to shareholders:

Record Date                    Payment Date              Amount Per Share

2003
February 4, 2003             February 24, 2003               $0.63
April 26, 2003               May 15, 2003                    $1.27
July 28, 2003                August 15, 2003                 $0.78
October 29, 2003             November 17, 2003               $0.37

2002
January 25, 2002             February 15, 2002               $0.36
April 26, 2002               May 15, 2002                    $0.34
July 26, 2002                August 15, 2002                 $0.33
October 25, 2002             November 15, 2002               $0.32

2001
January 26, 2001             February 15, 2001               $1.41
April 26, 2001               May 15, 2001                    $1.19
July 27, 2001                August 15, 2001                 $0.72
October 26, 2001             November 15, 2001               $0.55


     Because the Loan Agreement matures upon the expiration of the initial term of the Charters and must be repaid or refinanced at that time, the Company has previously stated that it may, toward the end of the term of the Charters, have additional expenses and may have to set aside amounts for payment of debt service which would be due on any refinancing of the Loan Agreement following termination of the Charters. In addition, the Company may have to set aside amounts in the last year of the initial term of the Charter in anticipation of costs that may be incurred in connection with the resale or rechartering of the Vessels, and that any replacement charters may bring the Company lower charter rates and would likely require the Company to incur greater expenses which may reduce the amounts available, if any, to pay distributions to shareholders. As of the date of this Proxy Statement, the Company has not retained funds from charterhire for those purposes. If the shareholders vote to continue the Company, the Company intends to repay or refinance the Loan Agreement so as to enable it to continue its policy of distributing its available cash.

                    * * * * * * * * * * * * * * * * * * * * *

     The following sections provide information on the Company's Vessels and the industry in which it operates, and set forth the Board's views on the sale of the Company's Vessels following the expiration of the Charters and on the alternative of continuing the Company in business. These discussions include events that will take place in the future and are based on assumptions and subject to uncertainty and risks. Accordingly, we urge you to read carefully the sections described "Special Considerations" and "Forward Looking Statements".

   Information on the Company's Vessels and the Industry in which it Operates
   --------------------------------------------------------------------------

The Vessels

     Each Vessel is an approximately 151,459 deadweight tonne ("dwt") double-hull Suezmax oil tanker newly built for the Company by Samsung Heavy Industries Co., Ltd. (the "Builder") at its shipyard in Korea. The Vessels meet all material existing regulatory requirements affecting the Vessels and their operations. All three Vessels, the British Harrier, the British Hawk and the British Hunter, were delivered between August and December, 1997.

     The Vessels are modern, high-quality double hull tankers designed for enhanced safety and reliability and for relatively low operating and maintenance costs. Design features at the time of construction included high performance rudders, additional fire safety equipment, backup power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems, and additional crew quarters.

     Under the existing charters, the Charterer bears all risks associated with the operation of the Company's vessels including any total loss of one or more vessels. The Manager will, prior to or at the time of redelivery of the Vessels from the Charterer, verify that the condition of each Vessel is in accordance with the redelivery requirements as described in the relevant Charter documents.

Crude Oil Transportation

     The Vessels are used for transportation of crude oil from oil producing areas to areas of consumption or refining. The main trade for Suezmax tankers such as the Vessels is from West Africa to or near the United States, Europe or Northeast Asia; from the North Sea to or near the United States; from the Mediterranean Sea to Western Europe and to or near the United States; and from the Middle East to Europe or Southeast Asia.

     The users/charterers of Suezmax tankers are mainly oil companies, oil trading companies and national oil producing companies. In addition to carrying oil, there are a substantial number of combined carriers in the Suezmax class of vessels which can carry dry bulk goods as well as oil. Part of the Suezmax fleet is owned, or controlled through various chartering arrangements, by such users or their affiliated ship owing companies. The remaining part is owned or controlled by independent tanker owners.

The Suezmax Fleet

     The total worldwide fleet of Suezmax tankers, currently comprises approximately 310 vessels. Of the total fleet, approximately 204 vessels are modern, double hull Suezmax tankers similar to the Company's Vessels, and 106 vessels have single hulls. Of these, 32 are of an older design built prior to 1980.

     Tankers built prior to 1980 are approaching the end of their useful economic lives. It is expected, due to among other things, rules and regulations related to a tanker's age, that virtually all of those vessels will be scrapped or otherwise removed from the trading fleet in the next few years.

The Tanker Market

     The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and the demand for crude oil and tanker capacity. The demand for tankers is influenced by, among other factors, the demand for crude oil, global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, oil production, armed conflicts, port congestion, canal closures, embargoes and strikes. Demand for Suezmax tankers, such as the Vessels, is also dependent on continued economic growth in the United States, Continental Europe and the Far East and competition from pipelines and other sizes of tankers. Adverse economic, political, social or other developments in any of these regions could have an adverse effect on the business and results of operations of a Suezmax tanker owning company. In addition, even if demand for crude oil grows in these areas, demand for Suezmax tankers may not necessarily grow and may even decline.

     The demand for tankers is primarily determined by demand for crude oil and oil products, which is in turn affected by, among other factors, general economic conditions (including increases and decreases in industrial production), oil prices, environmental concerns, weather and competition from alternative energy sources. Demand for tanker capacity is also influenced by global and regional economic conditions, the proportion of world oil output supplied by Middle Eastern producers, political changes and armed conflicts (including wars in the Middle East). Demand for the seaborne carriage of oil depends partly on the distance between areas that produce crude oil and areas that consume it and their demand for oil. The incremental supply of tanker capacity is determined by the number of new vessels built, the scrapping of older vessels and the laying-up of vessels. In addition to charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include the efficiency of the world tanker fleet and government and industry regulation of maritime practices, particularly environmental regulation. Supply is also influenced by shipyard capacity and size of order backlogs, that is, the leadtime from ordering to delivery of a ship increases, and by industry regulations that may prohibit the use of certain types of vessels, mainly related to their age or lack of double hulls. All of the factors influencing the supply of and demand for oil tankers are outside the control of the Company, and the nature, timing and degree of changes in industry conditions are unpredictable.

     Demand for tankers is also driven by larger trends such as overall growth in the world economy and thereby the growth in oil consumption and by the price of oil relative to the price of other energy alternatives. Demand is also affected by other factors such as the share of total oil production by the Organization of Petroleum Exporting Countries ("OPEC") and by political events in oil producing countries. Demand for transportation is also seasonal as oil consumption is seasonal.

     The tanker market in general was depressed through the second half of 1998 and 1999 as a result of lower volumes of oil transported due to cuts in oil production by OPEC. At the beginning of the year 2000 the Suezmax market started to improve, backed by increasing OPEC production and the fact that scrapping of older tonnage in the weak 1999 market brought demand and supply of transportation capacity closer to a balance. A high-profile oil-spill off the coast of France in late 1999 created strong public and political pressure for stricter requirements on tankers. The result was an increased demand for modern quality tonnage as many leading charterers reduced their use of older tonnage. OPEC increased output on several occasions in 2000 in response to oil demand and the demand for tonnage grew through the year with gradually higher charter rates and, in the last quarter of 2000, the highest average Suezmax rates paid since the early 1970s. The charter rates dropped in the beginning of 2001, compared to the highs of end 2000. Market rates which are used to determine additional hire decreased in 2001 due to OPEC oil production decreases and a slow down in the world economy. The rates continued to decrease through the first three quarters of 2002, but began increasing during the fourth quarter due to, among other things, a strike in the Venezuelan oil industry. As a result of the strike, the United States was forced to import oil from the Arabian Gulf and West Africa. The longer transportation requirements and increased demand for oil has led to a strong tanker market which has continued into 2003. A cold winter and switching of fuels from nuclear power to oil in Japan and from natural gas to oil in the United States also contributed to the strong tanker market in the first half of 2003. An increasing OPEC output, a continued rise in oil exports from Russia and significant congestion problems out of the Black Sea were the main drivers behind the strong Suezmax market in the fourth quarter of 2003. Despite heavy deliveries of Suezmax newbuildings in 2003, the fleet growth in this segment was modest, due to a sharp shift in combined carriers' employment from oil trades to dry trades.

Vessel Values

     Tanker values have generally experienced high volatility. The market value of oil tankers, including the Vessels, can be expected to fluctuate, depending upon general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they may be expected to decline in value. These factors will affect the value of the Vessels if they are sold at the termination of the Charters or if the shareholders vote to retain them and the Company sells them at a later time.

     There is a relatively liquid secondhand market for Suezmax tankers. Values of secondhand vessels are affected by newbuilding prices, current market conditions and expectations of future market conditions. Since the mid-1970s, during many periods there has been an oversupply of crude oil tankers, including Suezmax oil tankers. In addition, the market for secondhand tankers has frequently been weak. Notwithstanding the aging of the world tanker fleet and the adoption of new environmental regulations which will result in a phase-out of many single hull tankers, significant deliveries of new Suezmax tankers would adversely affect market conditions.

Charter Rates

     Spot rates for Suezmax tankers have been extremely volatile. By way of illustration, the charterhire rates set by the London Tanker Brokers Panel under the Charters, based on spot rates, have varied widely, peaking in the Fourth Quarter of 2000 at $59,059 per Vessel per day and bottoming in the First Quarter of 2002 at $22,000 per day. These variations have been reflected in the cash distributions that the Company has made to its shareholders. Since the Vessels were delivered in 1997, there have been three periods of strong tanker markets: the second half of 1997, the winter of 2000/2001 and the first half and fourth quarter of 2003.

     The Company believes that the demand for oil transportation and supply of Suezmax tankers is relatively well balanced and that the expected growth of the tanker fleet in the next few years, due to scheduled newbuilding deliveries, less expected scrapping of older vessels, could be absorbed by increased demand if the global economy returns to growth after the recent recession years. The Company believes that double hull ships such as the Vessels should have a competitive advantage compared to single hull ships and that the double hull ships stand a good chance of being preferred by charterers so that they may earn a premium compared to the single hull ships.

     Historical tanker rates have been very volatile. It is highly likely that such volatility will continue. Any prediction of global economic developments or economic developments in specific countries is subject to great uncertainty. Also, the tanker market is influenced by political events in oil consuming and oil producing countries which are, by their nature, highly unpredictable. The regulatory environment for the tanker industry is also tightening, which favors double hull tankers, but there can be no guarantee that future rulemaking will be to the advantage of the Company's Vessels.

Employment of Suezmax tankers

     The spot market is very competitive and subject to high volatility. When a charterer needs a vessel to move a cargo its usually enters the market with its requirement, normally through one or several ship broking firms. The ship brokers then identify ships of suitable types and in suitable positions and approach the owners of those ships and solicit offers. After offers and counteroffers, the order normally goes to the lowest bidding vessel subject to suitability of the vessel including technical and safety approval by the charterer. The price for the transportation is normally referred to the "Worldscale" rate which is an index relating to a tabulated rate in United States Dollars per tonne for transporting oil between two identified ports.

     The rate per tonne is multiplied by the cargo size resulting in a lump sum in Dollars which is the payment to the owner for the transportation, known as "freight". Out of the freight the owner pays the ship broker's commission, the bunker oil (fuel oil) used by the vessel and canal and port charges, all known as voyage costs. The net amount, after paying voyage costs, divided by the number of days from discharging the last cargo to discharging the current cargo so transported is commonly known as the time charter equivalent, or TCE rate, which reflects the vessels earnings calculated in dollars per day for the voyage in question. The TCE rate calculated includes the days used to move the vessel in ballast (without cargo) from the previous discharge port to the loading port. The TCE rate is the industry standard by which a vessel's or a fleet's or the total market's earnings are usually defined.

     Approximately 60-70% of all recent Suezmax transportation is based on transactions concluded in the spot market with voyage charters. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. In a voyage charter, the vessel owner is responsible for all costs of maintaining, operating and crewing the vessels and pays all voyage costs.

     Ships can also be employed on various types of period charters. A time charter constitutes employment of a vessel for a certain period of time. If the time charter is at a fixed rate the charterer pays a certain hire per day to the owner for the vessel. The charterer further directs the vessels employment and pays the voyage costs, such as port, canal and bunkers (fuel oil).

     The time charterhire rate can, when comparing different alternatives for employment of a ship, be compared directly with the TCE earned in the spot market as described above. Time charters may also be arranged at floating or spot market related rates with or without profit sharing over certain TCE-related levels.

     A ship may also be employed on a bareboat charter. In a bareboat charter, the ship is placed at the complete disposal of the charterer who assumes responsibility for the operation, maintenance, crewing, and insurance for the ship. Bareboat charters may be at fixed rates or, as is the case with the Vessels under the Charters, at a floating/spot market related rate. To compare a bareboat charter rate to a TCE rate earned in the spot marked or a time charter rate, an estimated element for the vessel's operating cost needs to be added to the bareboat rate.

                    * * * * * * * * * * * * * * * * * * * * *

Consequence of Selling the Vessels
----------------------------------

     Should the shareholders vote in favor of selling the Vessels, the Board will ask the Manager to start marketing the Vessels for sale and commence negotiations with interested buyers when these are identified. Each Vessel may only be delivered to a buyer when it is redelivered by the Charterer at the end of the Charter on or about September 30, 2004, or if the Charterer opts for later redelivery of the Vessels on or before November 1, 2004. Before delivery of a Vessel to a buyer, the portion of the Loan Agreement related to that Vessel must be repaid or refinanced. When all Vessels have been sold and delivered to the buyers, all loans have been repaid and costs associated with the winding up of the Company, including settlement of accounts with the Manager, have been paid, the residual net amount may be distributed to shareholders. In practice, the Vessels may not be sold at once, so it may be practicable to make more than one partial distribution to shareholders.

     In order to estimate the amounts available for distribution to shareholders in case of a sale of all Vessels, the Board has obtained vessel valuations from three independent ship brokers as of January 7, 2004. Those valuations are the ship brokers' best estimates of the price at which the Vessels may be sold, charter-free, between a willing seller and a willing buyer, at the date of the valuation. They are not based on physical inspections, but rather are "desk" appraisals. There is no guarantee that the Vessels could be sold at the valuation estimate provided by a broker. Furthermore, vessel values are subject to changes over time depending, among other things, on the development of the tanker market. In addition, that the Company is known to be in the process of liquidation may be viewed by some market participants as a "forced sale."

     The valuations obtained from the independent ship brokers indicate an average vessel value of $45 to 47 million.

     The Vessels can be sold only after they are redelivered from the Charterer, approximately in September 30, 2004. In estimating the values at which the Vessels could be sold, the Board has discounted the brokers' valuations, which are made as of January 7, 2004, to reflect the aging of the Vessels during that period and uncertainty created by the passage of time.

     In calculating the total amount available for distribution, the Board has used following assumptions:

     o The Company will be obliged to pay to the Manager 1% of the gross proceeds from sale of the Vessels. An additional fee of 1% will be paid to a ship broker on the sale,

     o    The Company's cash balance will all be available for distribution,

     o The Company will receive charterhire under the Charter reflecting the current strong market at $45,000 per day through September 30, 2004,

     o The Company will pay interest on the Loan Agreement until September 30, 2004, at which time the principal balance is due, and

     o The Company will pay the Management Fee until the Company has been wound up as well as additional transaction costs.

     Based on the above assumptions, which the Board considers reasonable, the total distribution to shareholders is estimated at approximately $13.23 per Common Share, constituting the cash available for distribution from the date of this Proxy Statement until final winding up of the Company. A change of 10% in the price at which the Vessels could be sold from the average vessel valuation of $46.0 million would result in a change of cash available for distribution of approximately $1.33 per Common Share.

     If the tanker market develops favorably in the period prior to redelivery of the Vessels from the Charterer, and until such time as the Vessels are sold, the Vessels may be sold at a higher price and additional hire may be received by the Company, which would increase the distribution to shareholders. In case of an unfavorable development of the tanker market, the Vessels' values may be lower and the cash available for distribution may decrease.

     It may not be possible or in the best interests of the Company and its shareholders to sell all Vessels directly as they become charter free. In such case, the Board may decide to seek temporary employment for one or more Vessels until the conditions for a sale improve.


                    * * * * * * * * * * * * * * * * * * * * *

Consequences of Continuation of the Company in Business
-------------------------------------------------------

     Based on the assumptions that are summarized below, the Board believes that continuing the Company in business for the next seven years following the expiration of the Charters will be more beneficial to the shareholders than the sale of the Vessels. Please note: These are only assumptions. The business of the Company may well continue for more or less than seven years.

     Continuing the Company in business would entail seeking employment for the Vessels from time to time while managing the mix of spot and period employment in a manner that the Board believes to be in the best interests of the Company, taking into account market risks and the inherent volatility of the tanker market. Continued operation may also include the sale of one or more of the Vessels if and when satisfactory terms for such transaction can be achieved. Continued operation could also include chartering in or acquiring additional tankers to the extent consistent with the Company's financial position.

     If the shareholders choose to continue the Company in business, it should be expected that the Vessels would, at least initially, be employed on the spot market, although there may be a period of a lack of employment while the vessels are positioned to perform service, either while employment is sought or to travel to the initial load port under a charter. In this connection, the Board would also seek to employ one or more of the Vessels on period charter(s) at fixed or market related rates when opportunities arise for such employment. The following alternatives could be available:

     o    The renegotiation by the Company and BP of the charters.

     o The employment by the Company of the vessels in the spot market as from October 1, 2004.

     o    The long-term charter of the vessels to other end-users than BP.

     o The sale of the vessels and the distribution of the proceeds to the Company's shareholders.

     o    Any combination of these alternatives.

     Continuing the Company in business in this manner would expose the Company to risks of vessel ownership and operation that have previously been borne by the Charterer. Those risks include:

     o    pollution and other tort liability,

     o possible non-employment of one or more of the Vessels for limited or longer periods,

     o    market related risk not protected by the floor of the "Base Rate,"

     o the need to operate and maintain the vessels or find suitable outsourcing of those functions,

     o the possibility that operating revenues may not cover finance or operating costs,

     o    possible defaults by charterers of the Vessels,

     o exposure to possible increases in operating costs, including costs of insurance,

     o    possible lack of available cash for distributions to shareholders.

     These are the same types of risks assumed by all independent tanker owners.

     At the same time, the Company would be able to benefit from any rises in the market and in the residual value of the Vessels. The Board believes that based on its assumptions, which it considers reasonable, the benefits of continuing to own and operate the Vessels should afford a greater return to shareholders than selling the Vessels en bloc and distributing the proceeds once the Charters expire. In addition, the Company would cease to be a PFIC so long as no more than 74.9% of its income in any tax year is passive and no more than 49.9% of its assets during such tax year are used to generate passive income. A bareboat charter generates passive income. Converting the Company from a PFIC to an operating company would enable non-corporate U.S. shareholders to reduce their maximum U.S. federal income tax rate on their share of the Company's ordinary income for subsequent years from 35% to 15% (by reason of the Company's payment of "qualifying dividends" to such shareholders. Continuing the Company in business would also allow the Company to consider business combinations with third parties. The Company has received unsolicited informal inquiries from third parties and has had informal discussions with them, but is not able to pursue those or any other inquiries until the shareholders decide whether to continue the Company in business. In this regard, a vote for continuing the Company in business shall constitute a ratification of the engagement by the Company of each of Bear Stearns and DnB Markets as advisors to the Company in considering alternatives to enhance shareholders' value, and shall constitute an authorization for the Company to pay fees to such advisors for their services.

     The assumptions that the Board used in reaching its recommendation include:

     o The Vessels would be employed in the spot market for a period of seven years (this being the Board's assumption in order to make a comparison with the period the Vessels will have served under the Charters, and is not intended to preclude a shorter or longer period),

     o The Vessels would be sold in October 2011, approximately seven years from the expected date of redelivery of the Vessels from the Charterer,

     o The Vessels' earnings in the spot market during the period would reflect the quarterly historical rates earned by the Vessels under the Charters (without regard to the Base Rate), from October 1997 to December, 2003,

     o The Company would pay commissions on freight of approximately 2.5%, of which 1.25% would be payable to the Manager for its commercial services in accordance with the Management Agreement,

     o The Vessels would earn hire 360 days a year, the remaining 5 days each year being used for servicing and dry docking the Vessels,

     o The Company would bear operation and administration costs of approximately $7,000 per day per Vessel based on a budget provided by the Manager for the first year with an adjustment for inflation of 3% per year thereafter,

     o The Management Fee would be increased from $250,000 to $550,000 per year plus reasonable expenses in view of the greater responsibilities and workload of the Manager and the Board following the termination of the Charters,

     o    The Company would bear costs of dry docking and special surveys,

     o The Company would refinance the Loan Agreement and obtain working capital with a loan in the principal amount of $35 million,

     o The new loan would have a seven-year term and be amortized in the amount of $2.5 million per year, with a balloon payment of $17.5 million at the end of the seventh year,

     o Interest costs would equal the implicit forward swap rate for each year from 2004 until 2010, and the margin on the loan would be 1% with the initial fees and costs of 1% of the loan amount,

     o The sales price for the Vessels after seven years, in 2011, would reflect their estimated depreciated value after 14-15 years of service, out of an assumed economic life of 25 years from delivery of the Vessels as newbuildings from the Builder, and starting at an assumed value as of October 1, 2004, equal to the average of the ship brokers' valuations described above, less an additional factor to reflect that the valuations were made in January, 2004, approximately 9 months before the scheduled redelivery date. Vessel values are also reduced to reflect uncertainty caused by the passage of time before their sale.

     Based on these assumption, the Board believes that while some quarters would result in negative cash flow, the Company would continue to be able to make regular distributions to its shareholders. Applying a 6.7% discount rate to the assumed distributions, the Board believes that the present value of the total distributions from operation of the Vessels and their sale in 2011 may equal $17.38 and may exceed the estimated distribution available if the Vessels are sold at the expiration of the Charters, by $4.15 per Common Share. Regardless of the TCE rate through September 30, 2004, the difference between the estimated distribution per Common Share upon selling the Vessels after the expiration of the Charter and the estimated distribution upon operating the Vessels and selling them in 2011 would be $4.15. Changing the discount rate by 1 percent would change the present value of the total estimated distributions from continuing the Company's business by 4 %.

     The calculations above are strictly related to the three Vessels that the Company currently owns. If further tonnage is acquired, the calculation would be different. In addition, these calculations do not take into account the federal income tax rates on dividends payable by the Company's U.S. shareholders.

The Relationship With the Manager

     The Management Agreement contains provisions that will apply should the shareholders vote to continue the business of the Company.

     The Manager is a Bermuda company , the shareholders of which are Andreas Ove Ugland, a director of the Company, and Herbjorn Hansson, the Company's Chairman, President and Chief Executive Officer. The Manager subcontracts the performance of some of its services to others, including affiliates of its shareholders (but remains liable for the performance of them). Due to the ownership of the Manager, there could be a conflict of interest between the Manager's performance and the Company's monitoring of that performance.

     As the continuation of the Company in business as an independent Suezmax tanker owner and operator would increase the workload of both the Manager and the Board compared to the period during which the Vessels have been operated by the Charterer under the Charters, the Board has assumed an increased Management Fee of $550,000 per year plus reasonable expenses in reaching its recommendations. The Board believes that such a Management Fee would be commensurate with the market. The Board also believes that the transparency of the services delivered by the Manager and its subcontractors is such that the Company should be able to monitor the performance of the Manager in relation to such services. The Board intends to monitor costs closely.

Dividend Policy

     The Company's policy has been to pay quarterly distributions to holders of record of Common Shares in each of January, April, July and October. The amounts distributed have been substantially equal to the amount received by the Company under the Charters, less expenses. During the term of the Charters, charterhire always exceeded the Company's cash expenses, so that the Company needed no cash reserves for its operations. In addition, the structure of the Charters was such that the Company was in no need of working capital. The Company intends to pursue its present policy of distributing all available cash, less reserves for contingencies, as permitted by covenants relating to the Company's indebtedness.

     While the Board intends to continue its policy of making distributions, depending on the decision of the shareholders and developments affecting the Company's business until such time as the Vessels are either sold or the Company in business continues after the term of the Charters, the Board may deem it appropriate to decide in the future not to distribute all available cash for a particular quarter.

     As the Suezmax tanker spot market is volatile, it may be expected that the Company's expenses may exceed charter income in some quarters. In those quarters dividends will not be paid, unless the Board in its discretion, deems that the Company has sufficient reserves to pay dividends, irrespective of the condition of the tanker spot market at the time.

                    * * * * * * * * * * * * * * * * * * * * *

Special Considerations
----------------------

     The shareholders should take the following special considerations into account in deciding whether to have the Company sell the Vessels or, alternatively, continue its business:

Selling the Vessels
-------------------

     o If the Vessels are sold, shareholders will not be able to participate in any future distributions or benefit from the residual value of the Vessels.

     o The Company has received an unsolicited informal inquiry from a third party concerning a possible business combination. The sale of the Vessels will preclude the consideration of any such business combination.

     o A decision by the shareholders to sell the Vessels may be viewed by the market as a "forced sale," depressing the price that the Company may receive.

     o While the current average appraised value of the Vessels as a whole is $138 million ($46.0 million per vessel), if the Vessels are sold for less than the outstanding balance of the Loan Agreement, the Company may have no funds to distribute.

     o Since the Loan Agreement matures in September, 2004, the Company must repay it by obtaining new financing by then. The Company cannot guarantee that this will happen.

Continuing the Company in Business
----------------------------------

     o If the Company continues in business, it will assume full operational risk for the Vessels without any minimum guaranteed charterhire income.

     o If the Loan Agreement is not refinanced, the Company may be forced to sell the Vessels in any case.

     o If the Loan Agreement is refinanced, the terms of any new loan agreement are likely to contain financial covenants and may limit the Company's flexibility. Failure of the Company to satisfy those covenants is likely to lead to the forfeiture of the Vessels.

     o The Company will be dependent on the performance of the Manager, which is subject to conflicts of interest.

     o The continuation of the Company in business will expose it fully to the tanker spot market, which is extremely volatile. If revenues do not meet expenses, the Company could breach the terms of any refinancing, exposing it to possible forfeiture of the Vessels.

     o As a tanker owner, the Company will be exposed to oil pollution and other environmental risk.

                               TAX CONSIDERATIONS

     Please read Appendix C for a discussion of tax considerations applicable to the Company and the shareholders if the Vessels are sold or, alternatively, the Company continues in business.

                                  VOTE REQUIRED

     The affirmative vote of the holders of a majority of the Company's Common Shares voting at the Meeting is required either to determine to sell the Company's Vessels or to continue the Company in business.

                                 RECOMMENDATION

     The Board recommends that the shareholders vote to continue the Company in business.

          -------------------------------------------------------------


         PROPOSAL 2 - AMENDMENT OF THE COMPANY'S BYE-LAWS TO REMOVE THE CURRENT RESTRICTIONS ON THE BUSINESS ACTIVITIES OF THE COMPANY

Introduction
------------

     The second proposal is to amend the Company's bye-laws to remove the current restrictions on the business activities of the Company.

Background

     The Company was organized in 1995 for the specific purpose of entering into the Charters, the Management Agreement, shipbuilding contracts related to the construction of the Vessels and conducting its initial public offering. As part of its negotiations with the Charterer and the underwriters of the offering, the Company agreed to include a specific bye-law, Bye-Law 84, that, in essence, limited its activities to those transactions. In 1998 Bye-Law 84 was amended to allow the Company to enter into and refinance the Loan Agreement, but the existing restrictions were not removed. Such limitations are not usual for traditional ship owning and operating companies.

     Under Bye-Law 84, unless amended, the Company's business activities will be limited to the following until the expiration of the Charters:

     o    rechartering the Vessels,

     o    refinancing or replacing the Loan Agreement,

     o    acting in connection with or amending the Management Agreement,

     o    listing Common Shares,

     o enforcing its rights in connection with the Charters, the Loan Agreement, the Management Agreement and other agreements into which the Company and its subsidiaries entered at the time of its initial public offering, and

     o leasing, selling or otherwise disposing of the Vessels on termination of the Charters.

     These powers do not specifically include, for example, selling a Vessel during a Charter, changing the Vessels' registry or acquiring Vessels. Since Bye-Law 84 limits the Company's business activities to those enumerated in that bye-law, the Company cannot say with certainty that it may undertake activities prior to the expiration of the Charters that Bye-Law 84 does not specify. The Board would likely require the opinion of Bermuda counsel before engaging in any of those activities. Lenders and other parties with whom the Company deals may also require opinions of counsel in such circumstances.

The Board's View

     Bye-Law 84 contains restrictions on the Company's activities that relate to the specific purposes for which the Company was organized - to acquire the Vessels, enter into the Charters and related transactions. If the shareholders vote to continue the Company's business after the Charter comes to an end, these specific purposes are not relevant to the Company's continued operations.

     The Memorandum of Association of the Company sets out the permitted activities of the Company and Bye-Law 85 provides that once the Charters expire, the Company may enter into any business permitted by law. However, the Board believes that in order to make arrangements for the continued operation of the Company after expiration of the Charters, it is no longer appropriate to limit, by means of its bye-laws, the powers of the Company to engage in the full potential range of business activities. Amending the bye-laws now will allow the Board to consider fully any inquiries that the Company may receive prior to the expiration of the Charters with respect to proposed business combinations, or to pursue potential business combinations on its own initiative.

     In addition, removing the limitations on the Company's business activities now will allow the Company to take steps to become an operating company during 2004, rather than remaining a PFIC for United States tax purposes. If the Company is successful in converting from a PFIC during tax year 2004, non-corporate U.S. shareholders may receive more favorable tax treatment with respect to their share of the Company's ordinary income for 2005 and subsequent years (by reducing the maximum tax rate on such income from 35% to 15% as a result of the Company's payment of "qualifying dividends" to such shareholders). If the limitations are not removed until after the expiration of the BP charters, the Board will not be able to take steps to convert the Company from PFIC status until tax year 2005 and the lower tax rate on "qualifying dividends" will not be available until 2006.

     If the shareholders vote both to continue the Company in business and to amend the bye-laws, Management intends to pursue discussions with BP about converting the BP charters from bareboat charters to a time charter basis in order to allow the Company to cease being a PFIC during 2004 and make the tax benefit for "qualifying dividends" available to our non-corporate U.S. shareholders effective in 2005. If we are successful in those discussions, the conversion would take place as from the second quarter of 2004 and up to the end of September, 2004 when the BP charters will expire. In exchange for this suggested conversion, BP is expected to require a part of the Company's upside on the charters above $22,000 starting April 1, 2004 through the end of September, 2004. A solution of this nature would be expected to benefit both parties.

     There can be no assurance that if the bye-laws are amended, the Board will be able successfully to take steps so that the Company will cease being a PFIC during the 2004 taxable year. However, it is likely that the Company will not be a PFIC for the 2005 taxable year and future taxable years.

     If the Company ceases to be a PFIC, a U.S. shareholder who has made a timely "Qualified Electing Fund" will no longer be subject to the PFIC rules and, accordingly, will not be required to continue to be taxed annually on his share of the Company's realized net income and realized net capital gains whether or not that shareholder receives a cash distribution from the Company. Similarly, a U.S. shareholder who has made a timely mark-to-market election with respect to the Common Shares would not include mark-to-market gain or loss with respect to the Common Shares for any taxable year that the Company is not a PFIC. A U.S. shareholder who has not made a timely "Qualified Electing Fund" or mark-to-market election will continue to be subject to the PFIC rules unless the shareholder makes a "deemed sale" election. However, such shareholders may be subject to a lower interest charge on the disposition of their Common Shares or an "excess distribution" by the Company in future years if the Company is not treated as a PFIC for a taxable year.

     Please read Appendix C for further discussion of the tax consequences to the shareholders while the Company is a PFIC and the tax consequences to the shareholders if, as a result of a change in the Company's activities once the limitations on its activities are removed, the Company ceases to be treated as a PFIC.

     Expanding the range of the Company's permitted activities will be accomplished by way of amending Bye-Law 84 to delete the present limitation, together with the list of "permitted activities" that follows it, as that list will no longer be relevant. A technical change will also be made to Bye-Law 85 to remove reference to the restrictions in Bye-Law 84.

     For full texts of Bye-Law 84 and Bye-Law 85, marked to show the proposed changes, please see Appendix B to this Proxy Statement. The complete text of the Company's bye-laws is available upon request to the Secretary, Nordic American Tanker Shipping Limited, Canons Court, 22 Victoria Street, Hamilton HM 12, Bermuda, Attn.: Peter Bubenzer.


                                  VOTE REQUIRED

     The affirmative vote of the holders of not less than 66-2/3% of Company's issued and outstanding Common Shares is required to amend the Company's bye-laws to permit the Company to engage in any activity permitted by law.

                                 RECOMMENDATION

     The Board recommends that the shareholders vote FOR Proposal 2 to amend the Company's bye-laws.

                    * * * * * * * * * * * * * * * * * * * * *

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Matters discussed in this Proxy Statement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This Proxy Statement and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

     The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's and the Board's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Board believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

     In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, changes in United States tax rules and tax rates, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

                    * * * * * * * * * * * * * * * * * * * * *

                                OTHER INFORMATION

     Management knows of no business that will be presented for consideration at the Meeting other than that stated in the Notice of Special Meeting. Should any additional matters come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.



                                   By Order of the Directors

                                   Peter Bubenzer
                                   Secretary


January 22, 2004
Hamilton, Bermuda

                                                               Appendix A


                            DESCRIPTION OF AGREEMENTS

     This Appendix describes the more important agreements to which the Company is currently a party. Full texts of these agreements have been filed by the Company with the SEC, and are available from the SEC.

The Charters

     Pursuant to the terms of the Charters, the Charterer's obligation to pay charterhire for the entire Charter period has been absolute, whether there is a loss or damage to a Vessel of any kind or whether a Vessel or any part thereof is rendered unfit for use or is requisitioned for hire or for title, and regardless of any other reason whatsoever. In addition, the Charterer is obligated to indemnify and hold the Company harmless from all liabilities, arising from the operation, design and construction of the Vessels, including environmental liabilities, other than liabilities arising out of the gross negligence or willful misconduct of the Company. British Petroleum has guaranteed all of the Charter's obligations under each of the Charters.

     Under the Charters, the Charterer has been liable for all expenses of operating, repairing and maintaining the Vessels and bears all risk of loss of, or damage to, the Vessels. In addition, the Company makes not representations or warranties to the Charterer with respect to the Vessels and is not liable to continue to supply a Vessel or any part thereof if such Vessel or any part thereof is lost, damaged, rendered unfit for use, confiscated, seized, requisitioned, restrained or appropriated. In any such cases, the charterhire payable in respect of each Vessels continues to be payable.

     The Charterer has been obligated under the Charters to indemnify the Company with respect to, among other things:

     o all costs and expenses of operating, maintaining and replacing all parts of the Vessels, and

     o all liabilities, claims and proceedings claimed by anyone arising in any manner out of, among other things, the operation, design, construction or chartering of the Vessels, including environmental liabilities, other than liabilities arising out of the gross negligence or willful misconduct of the Company.

     The indemnities provided in the Charters continue in full force (in respect of events occurring during the pendency of the Charters) notwithstanding termination or expiration of the Charters. The Charterer has the right at its expense to assume the defense of indemnified claims.

     During the term of the Charters, the Charterer has been required, at its own cost:

     o to maintain the Vessels, as well as the Vessels' machinery, boilers, appurtenances and spare parts thereof, in a good state of repair, in efficient operating condition and in accordance with good commercial practice for first-class shopowners and major oil companies, fair wear and tear alone excepted,

     o to keep the Vessels with unexpired classification of Lloyds Register of Shipping + 100A1, and to keep such other certificates as may be required by applicable laws, treaties and conventions in force at all times, and

     o to drydock the Vessels and clean and paint their underwater parts whenever the same has been necessary, in accordance with good shipping practice for first-class shipowners and major oil companies.

     Pursuant to the Charters, the Charterer has been obliged to maintain marine (hull and machinery) risk insurance , provided that the Charterer has been entitled to self insure with respect to such risk in accordance with insurance arrangements currently in force in relation to the Charterer's fleet. The Charterer also has been obligated to protect the interests of the Company against protection and indemnity, war and pollution risks.

     The daily charterhire rate payable under each Charter has been comprised of two primary components:

     o the Base Rate, which is a fixed minimum daily rate of $13,500 per Vessel per day, payable quarterly in advance, and

     o Additional Hire, which is additional charterhire (determined and paid quarterly in arrears and may equal zero) that equals the excess, if any, of (i) a weighted average of the time charter daily equivalent rates for the preceding calendar quarter for certain round-trip trade routes traditionally served by Suezmax tankers, less an agreed amount of $8,500 during the initial term of the Charters, representing daily operating costs over (ii) the Base Rate.

     This charterhire computation has been intended to enable the Company to receive the greater of:

     o an average of prevailing spot charter rates for Suezmax tankers trading on these routes after deducting daily operating costs of $8,500 during the initial term of the Charters, and

     o    the Base Rate.

     The amount of Additional Hire, if any, that is payable has been calculated based on the weighted average of the time charter daily equivalent rates for notional round voyages during the preceding calendar quarter for vessels of a substantially similar age, size, and quality to the Vessels for the two round trip routes traditionally serviced by Suezmax tankers.

The Management Agreement

     The Company is managed by Scandic American Shipping Ltd. (the "Manager"). The Manager is a Bermuda company, the shareholders of which are Andreas Ove Ugland, a director of the Company and Herbjorn Hansson, the Company's Chairman, President and Chief Executive Officer.

     Under the Management Agreement, the Manager is required to manage the day-to-day business of the Company subject, always, to the objectives and policies of the Company as established from time to time by its Board of Directors. All decisions of a material nature concerning the business of the Company are reserved to the Company's Board of Directors. The Management Agreement will terminate pursuant to its terms, as discussed below.

     For its services under the Management Agreement, the Manager is entitled to a Management Fee equal to $250,000 per annum. Pursuant to the Management Agreement, the Manager is required to pay from the Management Fee, on behalf of the Company, all of the Company's expenses, whether in connection with the Manager's services and activities or otherwise, including the Company's directors' fees and expenses; provided, however, that the Manager is not obligated to pay, and the Company is required to pay from its own funds:

     o all expenses, including attorneys' fees and expenses, incurred on behalf of the Company in connection with

          -    any litigation commenced by or against the Company, and

          - any investigation by any governmental, regulatory or self-regulatory authority involving the Company,

     o premiums for insurance of any nature, including directors' and officers' liability insurance and general liability insurance, and

     o brokerage commissions payable by the Company on the gross charter hire received in connection with the Charters.

     Notwithstanding the foregoing, the Manager has no liability to the Company under the Management Agreement for errors of judgment or negligence other than its negligence or willful misconduct.

         Since the Charterer has not extended the Charters, the Manager is obligated to analyze the alternatives available to the Company for the use or disposition of the Vessels, including the sale of the Vessels and the distribution of the proceeds to the Company's shareholders, and to report to the Board with its recommendations and the reasons for those recommendations at least six months before the expiration of the Charters. If the shareholders vote to sell the Vessels, the Manager is obligated at the Board's request to solicit bids for the sale of the Vessels for presentation to the Board, and to recommend the sale of the Vessels to the highest bidder(s). The Management Agreement provides that the Manager shall receive a 1% sales commission on the net proceeds of such sale.

     If the shareholders vote against selling the Vessels, the Manager is obligated to attempt to recharter each Vessel on an arms-length basis upon such terms as the Manager in its discretion, deems appropriate, subject to the Board's approval. In that case, the Manager will receive a commission equal to 1.25% of the gross freight earned on the rechartering of each Vessel in the spot market or from any time or other period charter employment for a Vessel. In either such case, the Manager may utilize the services of brokers and lawyers, and enter into such compensation arrangements with them as the Manager shall deem appropriate, subject to the Board's approval.

     If, on the expiration of the Charters, the Company undertakes any operational responsibility with respect to the Vessels and requests the Manager to perform any of that responsibility on the Company's behalf, then the Manager and the Company are obligated to attempt to renegotiate the fee and expenses provisions of the Management Agreement. If the parties are unable to reach agreement on such points, either party may terminate the Management Agreement on 30 days' notice to the other party.

     In addition, the Company may terminate the Management Agreement at any time upon 30 days' notice to the Manager for any reason on the affirmative vote of the holders of at least 66-2/3% of the Company's outstanding Common Shares. Either party may also terminate the Management Agreement for insolvency and non-performance events of default.

     The Company believes that in the case of any termination of the Management Agreement, the Company could obtain an appropriate alternative arrangement for the management of the Company, although that alternative arrangement could cause the Company to incur additional cash expenses.

     Pursuant to the Management Agreement, the Manager pays from the Management Fee the annual directors' fees of the Company. No separate compensation was paid to the Company's officers.

The Loan Agreement

     On May 30, 1998, the Company borrowed $30 million under a loan agreement (the "Loan Agreement") with Den norske Bank ASA ("DnB") to finance the repurchase of approximately 2 million shares through a "Dutch Auction" self-tender offer. The Company has entered into an interest swap agreement with DnB, as a result of which the Company pays a fixed interest on the loan of 5.8% per annum. The swap agreement terminates on the final repayment date of the loan, that is, September 30, 2004.

     Upon the expiration of the loan, the Company will either be required to refinance the loan, extend the term of the Loan Agreement or sell the Vessels to repay the loan. If the Company is unable to refinance the loan or extend the terms of the Loan Agreement, any distribution available to shareholders upon sale of the Vessels would be reduced by the amount necessary to repay the loan.

     The Loan Agreement is secured by, among other things, the earnings of and the mortgages on the Vessels. Default by the Company in repayment of the Loan could result in the loss of the Vessels by the Company. In addition, if the Company sells a Vessel, the Company is obligated to make a loan prepayment in respect of the Loan Agreement.

     The Loan Agreement contains a number of covenants made by the Company that, among other things, restrict the ability of the Company to incur additional indebtedness, change the management of the Vessels, change the ownership of the Vessels, dispose of assets or merge or consolidate with a third party. In addition, on expiration of the Charters, the Company will be subject to additional covenants under the Loan Agreement pertaining primarily to the maintenance and operation of the Vessels.

                                                                Appendix B


     This Appendix shows the present and proposed texts of Bye-Law 84 and Bye-Law 85. Present text that is proposed to be deleted is shown in strikethrough and new proposed text is shown in bold.

                         POWERS AND DUTIES OF THE BOARD


84. The business of the Company shall be managed by the Board of Directors. [BEGIN STRIKETHROUGH], provided that the business activities of the Company shall, for so long as any of the Original Charters remain in full force and effect and notwithstanding the provisions of the Company's Memorandum of Association be confined to:

          (i)  entering into, or becoming a party to the Shipbuilding Contracts;

          (ii) entering into, or becoming a party to the Supervision Agreement;

         (iii) entering into, or becoming a party to, the Participation Agreement and the BP Letter Agreement;

          (iv) entering into, or becoming a party to the Original Charters with the Charterer and subsequent Charters with any subsequent charterer of the Vessels;

          (v)  entering into, or becoming a party to the U.K. Finance Leases;

          (vi) entering into or becoming a party to, the Underwriting Agreement, the Warrant Agreement; the Management Agreement, the Standby Agreement, an the Registration Rights Agreement;

         (vii) entering into, or becoming a party to any agreement and performing all acts necessary for the conduct of an offering by the Company of the Warrants, and the listing of the Warrants and their exercise and the listing of the Common Shares on any stock exchange or their inclusion in any securities market;

        (viii) enforcing its rights and performing its obligations in respect of any and all of the foregoing; and

          (ix) entering into agreements to charter, lease, sell or otherwise dispose of a Vessel upon the termination of its Original Charter;

          (x) engaging in those activities, including the entering into additional or supplementary agreements, documents and instruments necessary, suitable or convenient to accomplish the foregoing or incidental thereto or connected therewith;

          (xi) entering into, or becoming a party to, and taking all actions including amending the Management Agreement and any other Agreements to which the Company is a party and furnishing such security over the Company's assets as may be necessary or desirable in connection with the incurrence of debt for borrowed money in the amount of up to US$30,000,000 to purchase its Common Shares, and authorizing the Company to pay from the proceeds of such debt and from its income any costs, fees and expenses in connection with such incurrence, or refinancing or replacement thereof, costs related to any current or future proposals submitted by the Board of Directors to amend these Bye-Laws including any related proxy solicitation and regulatory filings and costs related to the purchase by the Company of its Common Shares including the costs and fees related to the preparation and conduct of a "Dutch Auction" self-tender offer.[END STRIKETRHOUGH]

85. [BEGIN STRIKETHROUGH] Once the Original Charters are terminated, the business of the Company shall not be subject to the foregoing limitation, and t[END STRIKETHROUGH] The Company may conduct any business permitted by [BEGIN STRIKETHROUGH] law on an unrestricted basis [END STRIKETHROUGH].

                                                                 Appendix C



                               TAX CONSIDERATIONS

     The following discussion is a summary of the material United States federal income tax considerations relevant to the Company and to a U.S. Holder (as defined below). This discussion does not purport to deal with the tax consequences of owning Common Shares to all categories of investors, some of which (such as dealers in securities and investors whose functional currency is not the U.S. Dollar) may be subject to special rules. Shareholders are advised to consult their own tax advisors with respect to the specific tax consequences to them of purchasing, holding or disposing of Common Shares.

United States Federal Income Tax Considerations

     The following discussion of United States federal income tax matters is based on advice received by the Company from Seward & Kissel LLP, the United States counsel to the Company. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated thereunder and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Except as otherwise noted, this discussion is predicated on the assumption that the Company will not maintain an office or other fixed place of business within the United States.

United States Taxation of the Company

Taxation of Operating Income:  In General

     Unless exempt from U.S. taxation under Code section 883, a foreign corporation is subject to U.S. federal income taxation in the manner described below in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, or from the performance of services directly related to such use ("Shipping Income"), to the extent that such Shipping Income is derived from sources within the United States ("U.S.-source Shipping Income").

     Shipping Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50 percent derived from sources within the United States. Shipping Income that is attributable to transportation that both begins and ends in the United States will be considered to be 100 percent derived from sources within the United States.

     Shipping Income that is attributable to transportation exclusively between non-U.S. ports will be considered to be 100 percent derived from sources outside the United States. Shipping Income derived from sources outside the United States will not be subject to U.S. federal income tax.

     The Vessels will be operated in various parts of the world and, in part, are expected to be involved in transportation of cargoes that begins or ends (but that does not both begin and end) in U.S. ports. Accordingly, it is expected that the Company will not engage in transportation that gives rise to 100 percent U.S. source Shipping Income.

Exemption of Operating Income from U.S. Taxation

     Pursuant to Code section 883, the Company will be exempt from U.S. taxation on its U.S.-source Shipping Income if both (i) the Company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States (the "Country of Organization Requirement"), and (ii) either
(A) more than 50% of the value of the Company's shares is owned, directly or indirectly, by individuals who are "residents" of such country or of another foreign country that grants an equivalent exemption to corporations organized in the United States (the "50% Ownership Test"), or (B) stock of the Company is "primarily and regularly traded on an established securities market" in such country, in another country that grants an "equivalent exemption" to U.S. corporations, or in the United States (the "Publicly-Traded Test").

     Bermuda, the country in which the Company is incorporated, grants an "equivalent exemption" to U.S. corporations. Therefore, the Company will satisfy the Country of Organization Requirement and will be exempt from U.S. federal income taxation with respect to its U.S.-source Shipping Income if it satisfies either the 50% Ownership Test or the Publicly-Traded Test.

     The Company should satisfy the Publicly-Traded Test. Under Regulations interpreting Code section 883 which are applicable to tax years of a foreign corporation beginning on or after September 25, 2003, stock of a corporation is treated as "primarily and regularly traded on an established securities market" in any taxable year if (i) the stock is primarily traded on a national securities exchange such as the American Stock Exchange, (ii) the stock is regularly quoted by dealers making a market in such stock, and (iii) the corporation complies with certain record keeping and reporting requirements, unless, subject to certain exceptions, 50% or more of the stock is beneficially owned by persons each of whom owns (or is treated as owning under certain attribution rules) 5% or more of the stock ("5% Shareholders") for more than half the days during the taxable year. The Company is not aware of any facts which would indicate that 50% or more of its stock is or will be beneficially owned by 5% Shareholders, although there can be no assurance that changes in the ownership of the Company's stock will not result in 50% or more of its stock being so owned at any time in the future. Accordingly, the Company expects that its stock will be considered to be "primarily and regularly traded on an established securities market", and that it will, therefore, qualify for the Code section 883 exemption. However, because of the factual nature of the issues relating to the determination, no assurance can be given that the Company will qualify for the exemption in any year.

U.S. Taxation of Gain on Sale of Vessels

     Regardless of whether the Company qualifies for exemption under Code section 883, the Company will not be subject to United States taxation with respect to gain realized on sale of a Vessel, provided that the sale is considered to occur outside of the United States under United States tax principles. In general, a sale of a Vessel will be considered to occur outside the United States for this purpose if title to the Vessel and risk of loss with respect to the Vessel pass to the buyer outside of the United States. It is expected that any sale of a Vessel will be considered to occur outside of the United States.

Four Percent Gross Basis Tax Regime

     To the extent the benefits of Code section 883 are unavailable with respect to any item of U.S. source income, the Company's U.S.-source Shipping Income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business as discussed below, would be subject to a four-percent tax imposed by Code section 887 on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50 percent of the Company's Shipping Income would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's gross Shipping Income would never exceed two percent.

Net Basis and Branch Profits Tax Regime

     In the event the Company were considered to maintain an office or fixed place of business within the United States, the Company could become subject to net-basis U.S. federal corporate income tax, which currently is imposed at rates of up to 35% on taxable income, and to the 30% "branch profits tax" regime of Code section 884 with respect to any U.S.-source Shipping Income and gain not in excess of the "depreciation adjustments", as defined in Code section 865, on the sale of a Vessel that produced such "effectively connected" income. However, the Company does not expect to be subject to the net basis and branch profits tax regime because the Company does not expect to have an office or other fixed place of business within the United States.

United States Taxation of U.S. Shareholders

     As used herein, the term "U.S. Holder" means a beneficial owner of Common Shares that (i) is (A) a citizen or resident of the United States, (B) a corporation or partnership created or organized in or under the laws of the United States or of any state, (C) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (D) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;
(ii) owns the Common Shares as capital assets; and (iii) owns less than 10% of the voting stock of the Company.

Passive Foreign Investment Company Considerations

     At the present time, the Company is considered a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes. A foreign corporation is considered to be a PFIC if, with respect to a taxable year of the foreign corporation, (i) at least 75% of its gross income is "passive income" or
(ii) at least 50% of the average value of its assets is attributable to assets that produce "passive income" or that are held "for the production of passive income". A U.S. Holder is subject to different rules depending on whether the U.S. Holder made an election to treat the Company as a "Qualified Electing Fund" (a "QEF election") for the first taxable year of the U.S. Holder that the U.S. Holder owned Common Shares (a "timely QEF election") or made a mark-to-market election with respect to the Common Shares for the first taxable year of the U.S. Holder that the U.S. Holder owned Common Shares (a "timely mark-to-market election").

Taxation of U.S. Holders Making a Timely QEF Election

     Pass-Through of Ordinary Earnings and Net Capital Gain. A U.S. Holder who makes, or who has made, a timely QEF election with respect to the Company (an "Electing Holder") must report for U.S. federal income tax purposes his pro rata share of the "ordinary earnings" (i.e., the net operating income determined under U.S. federal income tax principles) and the net capital gain, if any, of the Company for the taxable year of the Company that ends with or within the taxable year of the Electing Holder. The "net capital gain" of the Company is any excess of any net long-term capital gains over net short-term capital losses of the Company and is reported by the Electing Holder as long-term capital gain. Any net operating losses or net capital losses of the Company will not pass through to the Electing Holder and will not offset any ordinary earnings or net capital gain of the Company reportable to Electing Holders in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his Common Shares). The Company annually provides information sufficient for U.S. Holders to compute their pro rata shares of the Company's realized net income and realized net capital gains.

     For purposes of calculating the Company's ordinary earnings, the cost of each Vessel is being depreciated on a straight-line basis over 18 years. Any gain on the sale of a Vessel will be treated as ordinary income, rather than capital gain, to the extent of such depreciation deductions with respect to such Vessel.

     In general, an Electing Holder is not taxed twice on its share of the income of the Company. Thus, distributions received from the Company by an Electing Holder are excluded from the Electing Holder's gross income to the extent of the Electing Holder's prior inclusions of the Company's ordinary earnings and net capital gain. Distributions received by an Electing Holder in excess of such inclusions will decrease the Electing Holder's tax basis in the Common Shares. Distributions, if any, in excess of such basis will be treated as capital gain.

     If, as a result of a change in the Company's activities, the Company ceases to be considered a PFIC, an Electing Holder will no longer be subject to the PFIC rules and, accordingly, will not be required to continue to report annually his share of the Company's realized net income and realized net capital gains.

     Disposition of Common Shares. An Electing Holder will recognize capital gain or loss on the sale, exchange or other disposition of Common Shares in an amount equal to the difference between the amount realized by the Electing Holder from such sale, exchange or other disposition and the Electing Holder's tax basis in the Common Shares. Such gain or loss will be treated as long-term capital gain or loss if the Electing Holder's holding period in the Common Shares at the time of the sale, exchange or other disposition is more than one year. A U.S. Holder's ability to deduct capital losses may be limited.

     Making a QEF Election. A U.S. Holder makes a QEF election for a taxable year by completing and filing Internal Revenue Service ("IRS") Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, in accordance with the instructions thereto. The Company will furnish U.S. Holders with information needed to complete IRS Form 8621 with respect to each year.

Taxation of U.S. Holders Making a Timely Mark-to-Market Election

     Mark-to-Market Regime. A U.S. Holder who does not make a QEF election may make a mark-to-market election under Code section 1296, provided that the Common Shares are regularly traded on a "qualified exchange". A "qualified exchange" includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The American Stock Exchange, on which the Common Shares are traded, is a "qualified exchange" for U.S. federal income tax purposes. A U.S. Holder who makes, or who has made, a timely mark-to-market election with respect to the Common Shares must include annually in the U.S. Holder's income, as ordinary income, any excess of the fair market value of the Common Shares at the close of the taxable year over the U.S. Holder's adjusted basis in the Common Shares. The excess, if any, of the U.S. Holder's adjusted basis at the close of the taxable year over the fair market value of the Common Shares at the close of the taxable year is deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains on the Common Shares that the U.S. Holder included in income in previous years.

     Under proposed Regulations interpreting Code section 1296 issued in July 2002, if, as a result of a change in the Company's activities, the Company ceases to be considered a PFIC, a U.S. Holder who has made a timely mark-to-market election would not include mark-to-market gain or loss with respect to the Common Shares for any taxable year that the Company is not a PFIC.

     Disposition of Common Shares. A U.S. Holder who makes a timely mark-to-market election will recognize ordinary income or loss on a sale, exchange or other disposition of the Common Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in the Common Shares, provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains on the Common Shares that the U.S. Holder included in income in previous years. The amount of any loss in excess of such net mark-to market gains is treated as capital loss.

     Making the Mark-to-Market Election. A U.S. Holder makes a mark-to-market election for a taxable year by completing and filing IRS Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, in accordance with the instructions thereto.

Taxation of U.S. Holders Not Making a Timely QEF Election or a Timely Mark-to-Market Election

     A U.S. Holder who does not make a timely QEF election or a timely mark-to-market election (a "Non-Electing Holder") will be subject to special rules with respect to (i) any "excess distribution" (generally, the portion of any distributions received by the Non-Electing Holder on the Common Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the Common Shares), and (ii) any gain realized on the sale or other disposition of Common Shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder's holding period for the Common Shares; (ii) the amount allocated to the current taxable year would be taxed as ordinary income; and
(iii) the amount allocated to each of the prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning Common Shares, the Non-Electing Holder's successor would be ineligible to receive a step-up in tax basis of those Common Shares.

     Distributions received by a Non-Electing Holder that are not "excess distributions" will be includible in the gross income of the Non-Electing Holder as dividend income to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined under U.S. federal income tax purposes. Such distributions in excess of the Company's current or accumulated earnings and profits will be treated first as a return of the U.S. Holder's tax basis in the Common Shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such Common Shares) and thereafter as capital gain.

     If, as a result of a change in the Company's activities, the Company ceases to be considered a PFIC, a Non-Electing Holder will continue to be subject to the PFIC rules unless the Non-Electing Holder makes a "deemed sale" election pursuant to Code section 1298(b)(1). A Non-Electing Shareholder making this election would be treated as having sold its Common Shares on the last day of the last taxable year of the Company during which it qualified as a PFIC. Any gain realized on such deemed sale would be taxed in the manner described in the first paragraph of this section. Any loss realized on such deemed sale would not be recognized. Shareholders should consult with their own tax advisors with respect to the procedure for making a "deemed sale" election.

Other Considerations

     U.S. Holders will not be entitled to claim a dividends received deduction with respect to distributions by the Company. Since the Company is a PFIC, the Company's dividends will not be treated as "qualified dividend income" that is taxable to individuals at preferential tax rates (through 2008).

Potential Change in the Company's Activities

     As noted above, a foreign corporation is considered to be a PFIC if, with respect to a taxable year of the foreign corporation, (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average value of its assets is attributable to assets that produce "passive income" or that are held "for the production of passive income". If, as a result of a change in the Company's activities, the Company ceases to be considered a PFIC, the tax treatment of an Electing Holder, a U.S. Holder who made a timely mark-to-market election, and a Non-Electing Holder which made the "deemed sale" election described in "Taxation of U.S. Holders Not Making a Timely QEF Election" above would be as follows.

Dividends

     Distributions received by a U.S. Holder would be includible in the gross income of the U.S. Holder as dividend income to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined under U.S. federal income tax purposes. Distributions in excess of the Company's current or accumulated earnings and profits would be treated first as a return of the U.S. Holder's tax basis in the Common Shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such Common Shares) and thereafter as capital gain. U.S. Holders would not be entitled to claim a dividends received deduction with respect to distributions by the Company.

     The Company's dividends would be treated as "qualified dividend income" that is taxable to U.S. Holders who are individuals at preferential tax rates (through 2008), provided that (1) the Common Shares are readily tradable on an established securities market in the United States; (2) the Company is not a PFIC, a foreign personal holding company or a foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year; and (3) the individual U.S. Holder has owned the Common Shares for more than 60 days in the 120-day period beginning 60 days before the date on which the Common Shares become ex-dividend. No guidance has been issued by the IRS defining when the stock of a foreign corporation will be treated as readily tradable on an established securities market in the United States for this purpose. In addition, the Company is currently a PFIC, and dividends paid in a taxable year in which the Company is a PFIC or in the immediately succeeding taxable year would not be treated as "qualified dividend income". Certain limitations may also apply to any "extraordinary dividends" paid by the Company. Therefore, there is no assurance that any dividends paid by the Company will be eligible for these preferential rates in the hands of an individual U.S. Holder. Any dividends paid by the Company which are not eligible for these preferential rates would be taxed as ordinary income to a U.S. Holder.

     Since the Company has been a PFIC since its formation, non-corporate U.S. shareholders currently are subject to U.S. federal income taxation on the Company's income at a maximum tax rate of 35%. This maximum tax rate has applied to both the current income inclusions realized by U.S. shareholders who have elected to treat the Company as a QEF and the quarterly dividend distributions made to U.S. shareholders who have not made such an election. If the Company ceases to constitute a PFIC, then all U.S. shareholders should thereafter be subject to U.S. federal income taxation only upon their actual receipt of dividend distributions (i.e., distributions from the Company's current or accumulated earnings and profits) from the Company. In this event, since the Company's stock is traded on the American Stock Exchange, dividends paid by the Company to non-corporate U.S. shareholders beginning in the first taxable year after the Company ceases to be a PFIC should constitute "qualifying dividends" that are taxable at a maximum tax rate of 15%. The termination of the Company's status as a PFIC would not have any effect on the maximum U.S. rate applicable to dividends paid by the Company to corporate U.S. shareholders.

Disposition of Common Shares

     A U.S. Holder would recognize capital gain or loss on the sale, exchange or other disposition of Common Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in the Common Shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the Common Shares at the time of the sale, exchange or other disposition is more than one year. A U.S. Holder's ability to deduct capital losses may be limited.

Information Reporting and Backup Withholding

     Certain shareholders may be subject to backup withholding (currently at a rate of 28%) and to information reporting requirements on payments of distributions and the proceeds of disposition of Common Shares. Backup withholding may apply if the shareholder fails to provide his correct taxpayer identification number, fails to make required certifications, or has been notified by the IRS that he is subject to backup withholding. Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against such shareholder's U.S. federal income tax liability.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  January 28, 2004            By:/s/ Herbjorn Hansson
                                       ----------------------------
                                           Herbjorn Hansson
                                           President and
                                           Chief Executive Officer




01318.0007 #458879